SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                 SCHEDULE 13E-3
                                  RULE 13e-100
           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
              RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             GRISTEDE'S FOODS, INC.
                              (Name of the Issuer)

                             GRISTEDE'S FOODS, INC.
                          GRISTEDE'S ACQUISITION CORP.
                              JOHN A. CATSIMATIDIS
                              RED APPLE GROUP, INC.
                            UNITED ACQUISITION CORP.
                       (Names of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $0.02 PER SHARE
                         (Title of Class of Securities)

                                   398635-10-2
                      (CUSIP Number of Class of Securities)

      To:                                      With a copy to:
      Mr. John A. Catsimatidis                 Martin R. Bring, Esq.
      Gristede's Foods, Inc.                   Anderson Kill & Olick, P.C.
      823 Eleventh Avenue                      1251 Avenue of the Americas
      New York, New York 10019-3535            New York, New York 10020-1182
      (212) 956-5803                           (212) 278-1736

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. |_| The filing of a registration statement under the Securities Act of 1933.

c. |_| A tender offer.

d. |X| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|

                            Calculation of Filing Fee

      -------------------------------------------------------------------------
         Transaction valuation                         Amount of filing fee*
               $1,491,542                                     $188.98

      -------------------------------------------------------------------------

* This calculation is based upon $126.70 per $1,000,000 of transaction valuation shown above. For purposes of calculation of this fee only, this transaction valuation is based on the number of shares that are not owned by Gristede's Acquisition Corp. multiplied by the proposed merger consideration.

|_| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:_______________  (3) Filing Party:___________________
(2) Form or Registration No.:_____________  (4) Date Filed:_____________________

Item 1. Summary Term Sheet.

The information set forth under the caption "Summary Term Sheet" in the Going Private Statement filed as Exhibit 16(a)(1) to this Schedule (the "Going Private Statement") is incorporated by reference pursuant to General Instruction F to
Schedule 13E-3.

Item 2. Subject Company Information.

(a) Name and Address. Gristede's Foods, Inc. (the "Company") is the subject company. Its principal executive office is located at 823 Eleventh Avenue, New York, New York 10019-3535 and its telephone number is (212) 956-5803.

(b) Securities. Gristede's Common Stock, par value $0.02 per share ("Common Stock"), trades on the American Stock Exchange under the symbol "GRI." As of August 31, 2004, there were 19,636,574 outstanding shares of Common Stock.

(c) Trading Market and Price. The information set forth under the caption "Certain Market Information" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d) Dividends. No dividends have been paid during the past two years with respect to the subject securities. The Company's revolving credit facility restricts the Company's ability to pay dividends.

(e) Prior Public Offerings. There have been no prior public offerings for cash during the past three years.

(f) Prior Stock Purchases. Not applicable.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. This Schedule is being filed by the Company, Gristede's Acquisition Corp. ("Mergerco"), Red Apple Group, Inc. ("RAG"), United Acquisition Corp. ("UAC") and John A. Catsimatidis, the President, Chief Executive Officer and Treasurer of the Company, and the President and Chief Executive Officer of Mergerco. The Company's principal executive office is located at 823 Eleventh Avenue, New York, New York 10019-3535, and its telephone number is (212) 956-5803. The information required by this item with respect to Mergerco, RAG, UAC, and Mr. Catsimatidis is set forth under the caption "The Parties" of the Going Private Statement and is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b) Business and Background of Entities. The information required by this item with respect to Mergerco, RAG and UAC is set forth under the caption "The Parties" of the Going Private Statement and is incorporated by reference pursuant to General Instruction F to Schedule 13E-3. Neither Mergerco, RAG nor UAC has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past five years. Neither Mergerco, RAG nor UAC has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the entities from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. In addition, neither the executive officers, directors, or controlling persons of Mergerco, RAG or UAC, nor the executive officers or directors of such controlling persons, was either convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons.

(1) The information required by this item is set forth under the captions "Directors and Management" and "The Parties" of the Going Private Statement and is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(2) The information required by this item is set forth under the captions "Directors and Management" and "The Parties" of the Going Private Statement and is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(3) Mr. Catsimatidis was not convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past five years.


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

(4) Mr. Catsimatidis was not a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(5) Mr. Catsimatidis is a citizen of the United States.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth under the captions "Special Factors" and "The Plan of Merger" of the Going Private Statement are incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c) Different Terms. The information set forth under the caption "The Plan of Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d) Appraisal Rights. The information set forth under the caption "Dissenters' Rights of Appraisal" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth under the caption "Financial And Other Information" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b) Significant Corporate Events. The information set forth under the captions "Special Factors" and "Directors and Management" of the Going Private Statement is also incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c) Negotiations or Contacts. None.

(e) Agreements Involving the Subject Company's Securities. There are no such agreements, other than with respect to contributions of Common Stock by RAG, UAC and Mr. Catsimatidis to Mergerco in exchange for common stock of Mergerco.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth under the captions "Special Factors" and "Plan of Merger" of the Going Private Statement are incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c) (1)-(8). The information set forth under the caption "Special Factors" of the Going Private Statement are incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes of the Merger. The information set forth under the captions "Fairness of the Merger," "Benefits and Other Impacts of the Merger," and "Catsimatidis Group's Purpose and Reasons for the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to
Schedule 13E-3.

(b) Alternatives. The information set forth under the captions "Background of the Merger" and "Fairness of the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c) Reasons. The information set forth under the captions "Benefits and Other Impacts of the Merger", "Background of the Merger" and "Catsimatidis Group's Purpose and Reasons for the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.


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

(d) Effects. The information set forth under the captions "Certain Effects of the Merger," "Benefits and Other Impacts of the Merger" and "Material Federal Income Tax Consequences" of the Going Private Statement are incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 8. Fairness of the Merger.

(a) Fairness. The information set forth under the caption "Fairness of the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b) Factors Considered in Determining Fairness. The information set forth under the caption "Fairness of the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c) Approval of Security Holders. No approval of the security holders is required in connection with the Merger. The information set forth under the caption "Fairness of the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d) Unaffiliated Representative. The information set forth under the caption "Fairness of the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e) Approval of Directors. The information set forth under the caption "Fairness of the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(f) Other Offers. Not Applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion, or Appraisal. The information set forth under the caption "Fairness of the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b) Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth under the caption "Fairness of the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to
Schedule 13E-3.

(c) Availability of Documents. The information set forth under the caption "Financial and Other Information" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 10. Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The information set forth under the caption "Financing of the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b) Conditions. The information set forth under the caption "Conditions" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(c) Expenses. The information set forth under the caption "Certain Effects of the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.(1)

(d) Borrowed Funds. The information set forth under the caption "Financing of the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

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(1) Gristede's to provide information. Item 1007 of Regulation M-A requires
Schedule 13E-3 to "furnish a reasonably itemized statement of all expenses incurred or estimated to be incurred in connection with the transaction including, not limited to, filing, legal, accounting and appraisal fees, solicitation expenses and printing costs and state whether or not the subject company has paid or will be responsible for paying any or all expenses."


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

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to
Schedule 13E-3.

(b) Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the captions "Shares and Stock Options" and "Security Ownership of Certain Beneficial Owners and Management" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e) Recommendations of Others. The information set forth under the caption "Fairness of the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 13. Financial Statements.

(a) Financial Information.

(1) The information set forth under the caption "Financial and Other Information" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(2) The information set forth under the caption "Financial and Other Information" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(3) The ratio of earnings to fixed charges for the two most recent fiscal years ending November 30, 2003 and December 1, 2002 and the interim period ended May 30, 2004, were below 1:1 coverage, as Gristede's incurred net losses after taxes of ($11,544,963), ($886,407), and ($1,591,866), respectively.

(4) The book value per share as of May 30, 2004 was $0.07.

(c) Pro Forma Information. No pro forma data giving effect to the proposed Merger is provided because the Company does not believe such information is material to stockholders in evaluating the proposed Merger since (1) the proposed merger consideration is all cash and (2) if the proposed Merger is completed, the Common Stock would cease to be publicly traded.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth under the caption "Fairness of the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(b) Employees and Corporate Assets. The information set forth under the captions "Fees and Expenses" and "Financing of the Merger" of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

Item 15. Additional information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(b) Other Material Information. None.

Item 16. Exhibits.

(a) Disclosure Materials.

(1) Not applicable.


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

(2) The information set forth under the caption "Special Factors" and Exhibit G of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(3) Going Private Statement dated September ___, 2004. *

(4) Not applicable.

(5) Not applicable.

(c) The information set forth under Exhibit F of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(d) The information set forth under the caption "Special Factors" and Exhibit G of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(e) Contribution Agreement, dated as of September 10, 2004, by and among John A. Catsimatidis, Red Apple Group, Inc., United Acquisition Corp. and Gristede's Acquisition Corp.*

(f) The information set forth under the caption "Dissenters' Rights of Appraisal" and in Exhibit B of the Going Private Statement is incorporated by reference pursuant to General Instruction F to Schedule 13E-3.

(g) None

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* Filed herewith.


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

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             GRISTEDE'S FOODS, INC.,
                             a Delaware corporation

                By: /s/ John A. Catsimatidis
                --------------------------------------------
                John A. Catsimatidis
                President

                Date: September 10, 2004


                          GRISTEDE'S ACQUISITION CORP.,
                             a Delaware corporation

                By: /s/ John A. Catsimatidis
                --------------------------------------------
                John A. Catsimatidis
                President

                Date: September 10, 2004


                              JOHN A. CATSIMATIDIS,
                                  an individual

                By: /s/ John A. Catsimatidis
                --------------------------------------------
                Name: John A. Catsimatidis

                Date: September 10, 2004


                             RED APPLE GROUP, INC.,
                             a Delaware corporation

                By: /s/ John A. Catsimatidis
                --------------------------------------------
                John A. Catsimatidis
                President

                Date: September 10, 2004


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


                            UNITED ACQUISITION CORP.,
                             a Delaware corporation

                By: /s/ John A. Catsimatidis
                --------------------------------------------
                John A. Catsimatidis
                President

                Date: September 10, 2004


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